SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Richardson Electronics, Ltd.
(Name of Issuer)
Common Stock, par value $.05 per share

(Title of Class of Securities)
763165107

(CUSIP Number)
February 14, 2006

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)

CUSIP No.	763165107	13G/A	362096643

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	EagleRock Capital Management, LLC
	04-2693383

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,663

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,663

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,663

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.0%**

12	TYPE OF REPORTING PERSON*

	OO
*   SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

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CUSIP No.	763165107	13G/A

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	Nader Tavakoli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		6,663

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,663

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,663

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.0%**

12	TYPE OF REPORTING PERSON*

	IN
*   SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

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Amendment No. 2 to Schedule 13G
     This Amendment No. 2 to Schedule 13G (the “Schedule 13G/A”) is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company (“ EagleRock”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of Common Stock, par value $0.05 per share (the “Common Stock”), of Richardson Electronics, Ltd., a Delaware corporation (the “Issuer”).
     This Schedule 13G/A relates to Common Stock of the Issuer purchased by Nader Tavakoli and EagleRock for the account of EagleRock Master Fund, LP (“ERMF”), a Cayman Islands limited partnership, EagleRock Institutional Partners LP (“ERIP”), a Delaware limited partnership, and Nader Tavakoli. EagleRock acts as investment manager to each of ERMF and ERIP, and Mr. Tavakoli, as manager of EagleRock, controls the investment decisions of EagleRock.
Item 1(a) Name of Issuer.
     Richardson Electronics, Ltd.
Item 1(b) Address of Issuer’s Principal Executive Offices.
P.O. Box 393
40W267 Keslinger Road
LaFox, IL 60147-0393
Item 2(a) Name of Person Filing.
     EagleRock Capital Management, LLC and Nader Tavakoli.
Item 2(b) Address of Principal Business Office, or, if none, Residence.
24 West 40th Street, 10th Floor
New York, New York 10018
Item 2(c) Citizenship or Place of Organization.
EagleRock is a limited liability company organized under the laws of the state of Delaware. Nader Tavakoli is the Manager of EagleRock and is a United States citizen.
Item 2(d) Title of Class of Securities.
Common Stock, par value $.05 per share (the “Common Stock”).
Item 2(e) CUSIP Number.
763165107

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Item 3 Reporting Person.
Inapplicable.
Item 4 Ownership.
(a)	EagleRock is the beneficial owner of 6,663 shares of Common Stock and Mr. Tavakoli is the beneficial owner of 6,663 shares of Common Stock.

(b)	EagleRock is the beneficial owner of 0.0% and Mr. Tavakoli is the beneficial owner of 0.0% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by each reporting person by 14,402,734, the number of shares of Common Stock issued and outstanding as of July 13, 2006, as reported in the Issuer’s Form 8-K filed on July 17, 2006.

(c)	EagleRock, as the investment manager of EagleRock Master Fund, LP and EagleRock Institutional Partners LP, has the sole power to vote and dispose of the 6,663 shares of Common Stock held by ERMF and ERIP. As the Manager of EagleRock, Mr. Tavakoli may direct the voting and disposition of the 6,663 shares of Common Stock held by EagleRock Master Fund, LP and EagleRock Institutional Partners LP.

The filing of this 13G/A shall not be construed as an admission that EagleRock or Mr. Tavakoli is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 6,663 shares of Common Stock owned by ERMF or ERIP. Pursuant to Rule 13d-4 each of EagleRock and Mr. Tavakoli disclaim all such beneficial ownership.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.

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Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 99.1
Joint Filing Agreement dated August 28, 2006 between EagleRock Capital Management, LLC and Nader Tavakoli.
[Signature Page Follows]

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: August 28, 2005

EagleRock Capital Management, LLC
By:	/s/ Nader Tavakoli
Nader Tavakoli, Managing Member

/s/ Nader Tavakoli
Nader Tavakoli

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